SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              Polymer Group, Inc.
                              -------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   731745105
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                               Mark R. Patterson
                                David J. Matlin
                           (Name of Persons Filing)

                                 Robert Weiss
                      MatlinPatterson Global Advisers LLC
                              520 Madison Avenue
                           New York, New York 10022
                           Telephone: (212) 651-9525

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 30, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
                        (Continued on following pages)



                                (Page 1 of 7)

Introduction.

This Schedule Amendment No. 2 amends and supplements the Schedule 13D Statement filed on March 17, 2003 (the "Initial Statement") as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 ("Schedule Amendment No. l"). The Initial Schedule 13D, Schedule Amendment No. 1 and Schedule Amendment No. 2 and are collectively referred to herein as the "Statement".

          The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners B, L.P., (the "Opt-Out Fund") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., ("Matlin Partners (Bermuda)"), collectively with the Opt-Out Fund and Matlin Partners Delaware, "Matlin Partners"), a limited partnership organized under the laws of Bermuda, (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the "Issuer") pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

          Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 (the "Letter Agreement") between the Issuer and Matlin Partners (Delaware).

          Capitalized terms used and not defined in this Schedule Amendment No. 2 shall have the meanings set forth in the Statement.

          This Schedule Amendment No. 2 is filed on behalf of the Reporting Persons for the purpose of disclosing 1) the execution of Amendment No. 1 (the "Note Amendment"), dated as of May 30, 2003, among the Issuer, each of the entities indentified under the caption "Guarantors" on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and 2) the amendment of the Convertible Notes pursuant to the Supplemental



                                (Page 2 of 7)

Indenture (the "Supplemental Indenture") dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

Item 4    Purpose of Transaction

See Item 6 of this Schedule Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following to the end of said Item 6:

As of May 30, 2003, Matlin Partners (Delaware) entered into the Note Amendment and the Issuer entered into the Supplemental Indenture so that interest that accrues on the New Senior Subordinated Note from March 6, 2003 until January 31, 2005 and interest that accrues on the Convertible Notes held by Matlin Partners (Delaware) from March 6, 2003 until January 5, 2004, will not be required to be paid by the Issuer in cash, but rather will, at the sole option of the Issuer, be payable through the issuance of an additional principal amount of New Senior Subordinated Note and Convertible Notes, respectively ("PIK Notes"), which PIK Notes shall also provide that interest is payable in additional principal amount of New Senior Subordinated Note and Convertible Notes, respectively, in full and complete satisfaction of any and all accrued and unpaid interest on such New Senior Subordinated Note and Convertible Notes.

This disclosure is qualified by reference to the Note Amendment and the Supplemental Indenture which are attached hereto as Exhibit 10 and 11 respectively and which are incorporated herein by reference.

Item 7    Materials to be Filed as Exhibits

Item 7 of this Statement is amended and supplemented as follows:


      Exhibit No.     Description
      -----------     -----------

           10 Amendment No.1, dated as of May 30, 2003 among Polymer Group, Inc., each of the entities indentified under the caption "Guarantors" on the signature pages thereto and MatlinPatterson Global Opportunities Partners L.P.

           11 Supplemental Indenture dated as of May 30, 2003 among Polymer Group, Inc., the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

           12 Joint Filing Agreement, dated as of June 5, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson



                                (Page 3 of 7)

                      Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Mark Patterson and David Matlin.



                                (Page 4 of 7)

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 2003

                                    MATLINPATTERSON LLC


                                    By:  /s/ Mark R. Patterson
                                         -------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:  Member


                                    MATLINPATTERSON ASSET MANAGEMENT
                                    LLC


                                    By:  /s/ Mark R. Patterson
                                         -------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:  Member


                                    MATLINPATTERSON GLOBAL ADVISERS
                                    LLC


                                    By:  /s/ Mark R. Patterson
                                         --------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:  Chairman


                                    MATLINPATTERSON GLOBAL PARTNERS
                                    LLC


                                    By:  /s/ Mark R. Patterson
                                         --------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:  Director


                                    MATLINPATTERSON GLOBAL
                                    OPPORTUNITIES PARTNERS L.P.


                                    By:  MatlinPatterson Global Partners LLC


                                    By:  /s/ Mark R. Patterson
                                         --------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:   Director



                                (Page 5 of 7)

                                    MATLINPATTERSON GLOBAL
                                    OPPORTUNITIES PARTNERS B, L.P.


                                    By:  MatlinPatterson Global Partners LLC


                                    By:  /s/ Mark R. Patterson
                                        ---------------------------------------
                                        Name:  Mark R. Patterson
                                        Title:   Director


                                    MATLINPATTERSON GLOBAL
                                    OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                    By:  MatlinPatterson Global Partners LLC

                                    By:  /s/ Mark R. Patterson
                                         --------------------------------------
                                         Name:  Mark R. Patterson
                                         Title:  Director

                                    DAVID J. MATLIN

                                    By:  /s/ David J. Matlin
                                         --------------------------------------
                                         Name:  David J. Matlin

                                    MARK R. PATTERSON

                                    By:  /s/ Mark R. Patterson
                                         --------------------------------------
                                         Name:  Mark R. Patterson



                                (Page 6 of 7)

                                 EXHIBIT INDEX
                                 -------------

   Exhibit No.     Description
   -----------     -----------

       10 Amendment No.1, dated as of May 30, 2003 among Polymer Group, Inc., each of the entities indentified under the caption "Guarantors" on the signature pages thereto and MatlinPatterson Global Opportunities Partners L.P.

       11 Supplemental Indenture dated as of May 30, 2003 among Polymer Group, Inc., the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

       12 Joint Filing Agreement, dated as of June 5, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Mark Patterson and David Matlin.



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